Exhibit 2

FOR IMMEDIATE RELEASE

Contact:	Adam C. Derbyshire	Mike Freeman
	Vice President and	Director, Investor Relations and
	Chief Financial Officer	Corporate Communications
	919-862-1000	919-862-1000

SALIX PHARMACEUTICALS BOARD  UNANIMOUSLY RECOMMENDS REJECTION OF AXCAN’S

UNSOLICITED TENDER OFFER

RALEIGH, NC, April 23, 2003—Salix Pharmaceuticals, Ltd. (Nasdaq:SLXP) announced today that after careful consideration, including a thorough review with independent financial, legal and medical advisors, its Board of Directors has unanimously determined that Axcan Pharma Inc.’s April 10, 2003 unsolicited tender offer for all outstanding shares of Salix common stock at $8.75 per share is grossly inadequate and not in the best interests of Salix or its stockholders. The basis for the Board’s decision is set forth in the attached letter to stockholders and Salix’s Schedule 14D-9 filed today with the Securities and Exchange Commission.

Bob Ruscher, Executive Chairman of the Board, stated, “The Board takes its fiduciary duty to act in the best interests of Salix’s stockholders very seriously. Salix has made tremendous progress over the past four years in building a thriving specialty pharmaceutical franchise. Today, we stand at the cusp of realizing the benefit of our success in executing our business plan, with one approved product, COLAZAL®, on the market, a second product, Rifaximin, subject to an FDA approvable letter, and a third product, granulated mesalamine, poised to enter Phase III clinical testing. Despite the fact that Salix is in its strongest position ever to accomplish its mission, this strength is not remotely reflected in our stock price. We believe the amount and timing of the Axcan offer is inconsistent with the Board’s objective of enhancing stockholder value and that Salix can better enhance stockholder value by continuing to execute its business plan. It is also important to note that Salix’s independent financial advisor, Wachovia Securities, Inc., has advised Salix that the Axcan tender offer is inadequate from a financial point of view.”

Commenting on the strength of the business, Carolyn Logan, President and Chief Executive Officer, stated, “Our growing COLAZAL® business, alone, offers great potential – potential that should be realized in the near term. COLAZAL sales more than doubled from $14.1 million in 2001 to $33.5 million in 2002, and prescriptions increased from 62,500 to 193,900 during that same period. This is tremendous growth, making COLAZAL the fastest growing oral 5-ASA drug on the market. Based upon our current expectations and assumptions regarding COLAZAL sales, we expect to become profitable in the second half of 2004 excluding any effects of a potential Rifaximin launch. We expect to be profitable for the year ending December 31, 2004 if Rifaximin is approved and launched in 2004 as expected.

“Moreover, we believe that the market has yet to fully value our business, and in particular, the potential contribution of Rifaximin, the potential of our granulated mesalamine product and other future products, as well as the franchise we have established with the gastroenterology community. For example, Rifaximin has the potential to make a much greater contribution to the business than COLAZAL. COLAZAL competes in an annual U.S. retail market of approximately $450 million, comprised of approximately 500,000 patients. By comparison, Rifaximin will potentially compete in an annual U.S. retail market in excess of $2 billion, comprised of over 12 million patients. Additionally, because our premier gastroenterology sales force is already in place, we are positioned to leverage our commercial infrastructure as other products come to market. We intend to significantly increase revenue by means of Rifaximin and other product sales without having to incur significant additional expenses.

“Salix remains committed to building its gastroenterology franchise. Our intentions are clear. We are focused on creating the leading specialty pharmaceutical company providing products to gastroenterologists and their patients, and in doing so, rewarding our stockholders. I would like to thank our stockholders for their ongoing support.”

Salix’s stockholders are strongly advised to read Salix’s Schedule 14D-9 Solicitation/Recommendation Statement carefully and in its entirety so that they will be fully informed as to the reasons for the Board’s recommendation. The Schedule 14D-9 will be mailed to Salix’s stockholders, and a free copy may also be obtained at the SEC’s web site at www.sec.gov and at Salix’s website at www.salix.com. Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 by directing requests to Salix’s Investor Relations Department.

Wachovia Securities, Inc. is acting as financial advisor and the law firms of Wyrick Robbins Yates & Ponton LLP and Morris Nichols Arsht & Tunnell are acting as legal advisors.

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic drugs, complete the required development and regulatory submission of these products, and market them through the Company’s 78-member gastroenterology specialty sales team. Salix’s first marketed product is COLAZAL®, an anti-inflammatory drug approved for the treatment of mildly to moderately active ulcerative colitis. Safety and effectiveness of COLAZAL beyond 12 weeks has not been established. The Company launched the product in the U.S. through its specialty sales force in January 2001. COLAZAL was well tolerated in clinical studies. In clinical trials, patients reported the following adverse events most frequently: headache (8%); abdominal pain (6%); diarrhea (5%); nausea (5%); vomiting (4%); respiratory infection (4%); and arthralgia (4%). Withdrawal from therapy due to adverse events was comparable to placebo. Salix’s next product candidate is Rifaximin, currently in development for the potential treatment of infections of the gastrointestinal tract. The Company submitted an NDA for Rifaximin for the treatment of travelers’ diarrhea to the FDA on December 26, 2001. The Company received an approvable letter from the FDA on October 25, 2002 and is currently working with the FDA to complete the approval process. In July 2002, Salix acquired exclusive U.S. development and marketing rights to a granulated formulation of mesalamine. The Company intends to complete the development work required to secure regulatory approval for the product in the U.S. Salix trades on the Nasdaq National Market under the ticker symbol “SLXP.”

For more information please contact the Company at 919-862-1000 or visit our web site at www.salix.com. Information on our web site is not incorporated in our SEC filings.

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Please Note: This press release contains forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include: the Company’s dependence on its first three pharmaceutical products, COLAZAL, Rifaximin and granulated mesalamine and the uncertainty of market acceptance of those products; the unpredictability of the duration and results of regulatory review of New Drug Applications and Investigational New Drug Applications; the high cost and uncertainty of the research, clinical trials and other development activities involving pharmaceutical products; and the uncertainty of obtaining, and the Company’s dependence on, third parties to manufacture its products and to sell them outside the United States and in fields other than gastroenterology. The reader is referred to the documents that the Company files from time to time with the Securities and Exchange Commission.

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